Exhibit 99.1
Shinhan Financial Group received its approval from Financial Services Commission for having Yehanbyoul Savings Bank as a direct subsidiary

On January 30, 2013, Shinhan Financial Group received its approval from Financial Services Commission for having Yehanbyoul Savings Bank as a direct subsidiary.